United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tabatha Akins
Mail Stop 6010

Via Facsimile: 202.772.9217

October 10, 2008

Dear Ms. Akins:

This letter is in response to your correspondence received September 9, 2008. Your letter contains items numbered 1 through 6, to which we are responding as follows:

Items 1, 5 and 6 – These items have been previously addressed, we believe to your satisfaction, through making the requested revisions to the September 2, 2008 Form 8-K filing of Prospect Medical Holdings, Inc. (“Prospect”, or the “Company”) , via a Form 8-K/A filing on September 16, 2008.

Item 2 – Describe for the Commission the nature of the material weaknesses noted by Ernst & Young (“E&Y”). These are contained in the accompanying Management Letter from E&Y (Attachment A), dated May 28, 2008. That E&Y Material Weakness letter notes that the Company acquired Alta Hospitals System, LLC (“Alta”) on August 8, 2007 and that shortly after that date, it was determined that there were material errors in Alta’s previously issued (pre-acquisition) financial statements for its fiscal year ended December 31, 2006 and that material adjustments were also needed to be made to Alta’s (pre-acquisition) interim financial statements as of and for the six months ended June 30, 2007. The material weaknesses noted were in the areas of (Alta’s) recording of reimbursements due from third-party payors related to open cost report years, accounting for receivables from government disproportionate share programs and valuation of general hospital accounts receivable balances. The errors identified (and corrected, when filing the related Form 8-K/A dated April1, 2008) were not in the financial statements of the Registrant, Prospect, but rather in the pre-acquisition financial statements of the acquiree, Alta. The Alta financial statements were not audited by E & Y. While E&Y provided assistance to Prospect in evaluating the errors and appropriate treatment in Alta’s pre-acquisition financial statements, those pre-acquisition Alta financial statements were the responsibility of Alta’s management and Alta’s auditors, Moss Adams, LLP. The additional detail requested in your Item 2, as to periods, amounts, etc., is laid out in the attached Schedule 2, in a format intended to facilitate your ease of review. Schedule numbering is intended to correspond with the Item numbering in your letter, so there is no Schedule 1 included herewith.

In addition to the areas of material weakness noted relating to Alta, E&Y also emphasized in their Material Weakness letter that, following the Alta (and ProMed) acquisitions late in its 2007 fiscal year, the Company had undergone significant changes in its corporate and financial reporting structure and recommended (a) the hiring of additional personnel with advanced public company accounting and reporting experience (which hiring(s) have now occurred); and (b) the hiring of a replacement internal audit director to oversee the Sarbanes Oxley Section 404 implementation, to replace the company’s former SOX director who passed away in August 2007 (which hiring has now occurred).

Information relating to these material weaknesses, including steps taken to remediate the weaknesses, was included at Item 9A of the Company’s Form 10-K filing for the year ended September 30, 2007.

Item 3 – Provide schedules of fiscal year-end fourth quarter adjustments to close the books, or in connection with the audit; and similar adjustments for the first three quarters of fiscal 2008. The additional detail requested in your Item 3, including reasons for each adjustment, the impact on pre-tax income or loss, why the adjustments do not relate to any prior period and why we believe the timing of each adjustment is appropriate, is laid out in the attached (Schedule 3) in a format intended to facilitate your ease of review. Individual schedules are provided for Q4 07, Q1 08, Q2 08 and Q3 08. Given the delays in finalizing the Alta restatement, the filings and financial statements for Q4 07, Q1 08 and Q2 08 were all issued almost simultaneously (June 2, June 9 and June 16, respectively) and, as such, all issues related to accounting for key items, and the appropriate periods to record such items, were addressed at the same time and with considerable E&Y involvement and input as to the appropriate accounting and period for recording. As to the significant items recorded in the following, Q3 08, financial statements, each of these items related to events that occurred in that quarter, including the debt modification and the related impact on the interest rate swap accounting. These, and other items, are summarized in the accompanying Schedule 3.

We have included those adjustments of a non-routine and more significant (over $100,000) nature and, for each adjustment, indicated whether it was an audit adjustment or an adjustment initiated by the Company. Tax provision entries have not been provided, given your request for items that impact pre-tax income or loss.

Item 4 – Attached, as requested, is a copy of E &Y’s Management Letter containing observations made in connection with E&Y’s audit of the Company’s financial statements for the year ended September 30, 2007.

Regarding your final request under Item 4, please note that there have never been any disagreements with E&Y and, as such, there is no letter or other written communication from E&Y relating thereto.

We additionally acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

Michael Heather

Chief Financial Officer

Ph: 714.796.5965

Fx: 714.560.7365

E: mike.heather@prospectmedical.com

Attachments:

E&Y Management Letter

Schedule 2 – Material Weakness Items

Schedule 3 – Quarter-End Adjustments

ERNST & YOUNG MANAGEMENT LETTER

To Management and the Audit Committee

Prospect Medical Holdings, Inc.

In planning and performing our audit of the consolidated financial statements of Prospect Medical Holdings, Inc. and its subsidiaries for the year ended September 30, 2007, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be material weaknesses and significant deficiencies under standards established by the Public Company Accounting Oversight Board (United States).

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Material weaknesses

During our audit, we noted certain matters involving internal control over financial reporting and its operation that we consider to be material weaknesses as defined above. We have separately reported in our letter dated May 28, 2008 addressed to Management and the Audit Committee regarding these matters, which is included in Attachment A.

SIGNIFICANT DEFICIENCIES

During our audit, we noted the following matters (items 1 through 4) involving internal control over financial reporting and its operation that we consider to be significant deficiencies (as defined above) as of September 30, 2007.

ENTITY: PROSPECT MEDICAL HOLDINGS

1)             Financial statement close process

Issue:  As a result of the acquisitions in late 2007, the Company has undergone significant changes in its corporate and financial reporting structure. It now has a multi-location, multi-tier reporting and consolidation process with decentralized accounting functions at each of its three reporting units. These changes have significantly increased the complexity of the Company’s operations and placed significant additional demands on the financial accounting function. In addition, since August 2007, the Company’s finance departments have been impacted by a series of unusual and disruptive events, including the Alta restatement audits, lender forbearance activities and the restructuring of the Company’s debt, which placed further stress on the financial accounting and reporting function.

Our main observations, along with management’s response, action plan and timeline (in italics) are outlined below.

•                  The Company does not have a formal coordinated financial statement close process between corporate and the subsidiaries and does not have a closing calendar to ensure that all closing procedures, milestones and required reviews (divisional, executive and board) are clearly identified and occur in an orderly and timely manner.

1.1       Management Response, Action Plan and Timeline

Beginning in August 2007, the Company has been impacted by a series of highly unusual and disruptive processes, that required significant management time and resource allocation to Moss Adams and E&Y relating to the Alta restatement audits, the special investigation commissioned by the Audit Committee, the significantly expanded information demands required by our lenders, the Alvarez & Marsal audits, multiple quarterly and year-end periods under audit or review by the Company’s outside auditors, multiple SEC filings requiring concurrent preparation, a new firm handling the Company’s tax provisions, another new firm handling the Company’s tax returns, complex and detailed 8-K filing requirements for audited and pro forma financial information of each acquired entity, and a variety of other significant, incremental time and information demands, including from AMEX, Moody’s, S&P, DMHC, health plans, the Board and the Audit Committee. These additional demands were brought about by the tripling of the Company’s size and complexity and one-time events. Since September 30, 2007, we have made very significant progress in addressing all of the foregoing and following matters, together with greatly strengthening our financial reporting departments and processes.

We agree that the Company’s financial statement close process, calendar, procedures, milestones and reviews should be formalized in writing. This will be significantly improved by the September 30, 2008 close. However, aside from the need to commit everything to writing, we believe that, through constant communication among the Company and subsidiaries, there was clear understanding about what was expected, by whom, and by when.

•                  The Company does not have a formal subsidiary reporting package to communicate to the corporate office the operating results for each subsidiary and the information necessary for consolidation, financial statement preparation and disclosure. This information was gathered in an ad hoc fashion throughout the financial statement preparation process.

1.2       Management Response, Action Plan and Timeline – Given the high degree of interaction between Corporate and each subsidiary, we believe that all necessary information is currently being well communicated and provided. However, we agree that implementation of this recommendation would be helpful, especially going forward, as the number of subsidiary entities increases.  An initial draft of a formal subsidiary reporting package will be developed by December 31, 2008.

•                  There is no clear communication protocol between corporate and the subsidiaries regarding items to be accounted for at corporate versus subsidiary financials, resulting in duplicate or omitted entries. Corporate, subsidiary and Ernst & Young personnel expended a significant amount of time to resolve differences between the subsidiary’s general ledger and results used by the corporate office in consolidation. This process resulted in numerous adjustments being reversed or modified to arrive at the proper consolidated results.

1.3       Management Response, Action Plan and Timeline – We agree that, notwithstanding our best efforts at communication, these differences did occur, primarily relating to the final purchase price determinations and allocations for the ProMed and Alta acquisitions, given the various independent valuation studies required and numerous levels of review by management and E&Y. These situations and processes will recur with future acquisitions. We will attempt to learn from, and improve upon, the situation that prevailed in the months following the 2007 acquisitions.

•                  Consolidation is performed manually using excel schedules, which increases the risk of errors and omissions.

1.4       Management Response, Action Plan and Timeline – We agree and have begun the process of evaluating the utility and costs associated with various software programs (Hyperion, Cognos, etc.) to improve upon the manual processes currently in place. The advisability, practicality and cost-benefit of implementing such a system will, in the short term, need to consider any anticipated divestitures and acquisitions. This initial evaluation will be completed by December 31, 2008, with implementation decisions and timeframes dependent on the outcome of such evaluation.

•                  There are no formal procedures or designated personnel at corporate to review information submitted by the subsidiaries to ensure completeness and accuracy.

1.5       Management Response, Action Plan and Timeline – Each month, in connection with the month-end close and lender reporting requirements, information submitted by the subsidiaries, in addition to having been reviewed by senior finance personnel at the subsidiaries, is always immediately reviewed at Holdings (corporate office) by the Senior Financial Analyst, Director of Financial Reporting, Vice President of Finance and Chief Financial Officer.

•                  Accounting analyses and reconciliations were not always completed timely and the books were not final closed until shortly before the issuance of the financial statements. Adjustments continued to be recorded to the general ledger and on a top-side basis after commencement of the year end audit until just prior to the filing of the Form 10-K. Some examples include the following:

•                  Over 30 passed and recorded post-closing adjusting entries proposed by management and E&Y, some of which were routine in nature, such as revenue and expense cutoff, amortization of prepaids, accrual of liabilities, improper netting of accounts and classification errors.

•                  Updates to subsidiary ledgers were made after submission to corporate, requiring continual revision and reconciliation.

•                  Intercompany accounts did not eliminate properly in consolidation.

•                  Certain purchase accounting entries were recorded outside of subsidiary trial balances by corporate during consolidation.

1.6  Management Response, Action Plan and Timeline – We agree that there were an uncharacteristically large number of post-closing entries, for all of the matters and reasons indicated above. We note, however, that items of a routine nature that were not booked, were not significant, which was the sole reason they were not booked, consistent with every monthly close. Additionally, since the purchase accounting valuation studies, allocation studies and recording process, including the various required levels of management and E&Y review, were not finalized until just prior to the 10-K filing, so too was the recording of the related purchase accounting entries. Attempts will be made to shorten the information preparation and review times for all parties in future acquisitions.

Recommendation:

While the Company has developed a remediation plan to address these deficiencies and has begun to make many of the needed improvements, we believe there are additional opportunities to improve. As the Company completes its transition from a single location managed care entity with centralized accounting to a multi-location, multi-segment organization with each division operating under different management teams, policies and procedures and systems, we believe that the financial statement close process can be significantly enhanced with the following recommendations, including hiring additional personnel with SEC accounting and reporting expertise. We recommend that management incorporates the following items in its remediation plan in order to meet the Company’s current and future needs and to prepare for Sarbanes Oxley compliance.

•                  Develop a formal financial statement close process between corporate and the subsidiaries. Utilize a checklist to monitor all required procedures and reviews to be performed through earnings release and report issuance, including due dates and the personnel responsible for the completion of each item. Develop a closing calendar from preliminary close through earnings release and report issuance. Establish protocols for communicating and handling post-close changes and late adjustments.

1.7       Management Response, Action Plan and Timeline – As indicated at 1.1 above, we agree that, although well understood by all responsible parties, written formalization of the foregoing, including closing checklists and calendars, is important. This will be significantly improved by the September 30, 2008 close.

•                  Develop a formal monthly subsidiary reporting package. In addition to financial results, the package should include the information necessary for consolidation, financial statement preparation and footnote disclosures as well as key events or transactions that warrant corporate review and approval. Examples include non-routine transactions or events, changes in estimates (such as IBNR, litigation, cost report settlements and items accounted for using preliminary or inconclusive data), correction of errors, gain or loss contingencies, off balance-sheet items, areas that have historically resulted in adjustments and matters that involve complex accounting, significant judgment or are susceptible to management bias.

1.8       Management Response, Action Plan and Timeline – We agree, as indicated at 1.1 and 1.7, above. This will be significantly improved by the September 30, 2008 close. The non-routine items cited, are already the subject of much pre-close consideration and discussion, including with the audit firm, which likely will continue to be a more productive approach than attempting to capture all of their related complexities in a monthly reporting package. However, we will highlight the non-routine items requiring such discussion, or the discussion and disposition thereof, in the monthly reporting package.

•                  Conduct formal closing meetings with each subsidiary to review the information submitted. A Disclosure Committee including CEO, CFO and divisional/departmental heads from finance and operations should meet monthly or at least quarterly to review financial results, budget to actual variances, discuss items to be considered for disclosure and review the Form 10-K and Form 10-Q’s before filing. Obtain internal attestations from executives with financial and operational oversight responsibilities to the CEO and CFO, certifying the accuracy of the financial information submitted and attesting that all matters of significance in their knowledge have been disclosed to senior management.

1.9       Management Response, Action Plan and Timeline – While all of the foregoing have been taking place, we agree that formalizing everything will make for a better process and enable independent outside verification for SOX 404 purposes. Formal monthly closing meetings have begun and will continue. Formal Disclosure Committee meetings have also begun, under the leadership of the Company’s new Vice President of Internal Audit and SOX Compliance, covering all of the indicated items. A sub-certification process is also being implemented to gather and record the indicated attestations.

•                  Establish clear protocols between corporate and the subsidiaries regarding items to be accounted for at corporate versus subsidiary financials. Purchase accounting entries should be recorded in the general ledger where possible versus top-side excel schedules.

1.10    Management Response, Action Plan and Timeline – We believe this (corporate versus subsidiary recording) was previously a very limited issue, relating to very specific items, involving only one individual who is no longer with the Company and was an area of considerable focus by management at corporate. That said, we agree that it is critical to be mindful of this. Purchase accounting entries, just like all entries, have been fully recorded in the general ledger. Periodic “top-side” recording in the filings was simply an interim step to ensure that the filings were not delayed while general ledgers were re-run each time and never resulted in inaccuracies in our filings. In every case, such entries were promptly recorded in the general ledger, with appropriate (excel-based, and other) supporting back-up.

•                  Assess the reports and sources of information required for consolidation and financial statement preparation. Identify opportunities to use standard reports or otherwise automate these processes/sub-processes to reduce the risk of errors. Consider converting the subsidiaries to the same general ledger system.

1.11     Management Response, Action Plan and Timeline – As indicated at item 1.4 above, we are evaluating automation programs to assist in this process, which initial assessment will be completed by December 31, 2008. We are also considering the merits of converting subsidiaries to the same general ledger system but are not convinced that rushing or forcing this is the optimal approach; believing, rather, that those conversions would happen over time, as subsidiaries outgrow their existing systems.

•                  Develop uniform accounting policies or guidelines to ensure that similar items or transactions are accounted for consistently across the organization, especially items to be accounted for on the accrual versus cash basis, reserving positions and use of margin and estimation methodologies. Designate appropriate personnel to review information submitted to corporate for accuracy and completeness. This review should also include analyses of key accounts and technical write-ups to ensure adequate corporate oversight and concurrence.

1.12         Management Response, Action Plan and Timeline – We believe that, aside from immaterial items, similar items or transactions have been accounted for consistently across the organization. Where appropriate, additional written formalization will be undertaken to help ensure the foregoing. Cash basis items are the subject of careful consideration and discussion. For significant items, such as receivables from insured services and stop-loss recoveries at ProMed, we have begun to account for them on the accrual basis. We believe that based on the materiality of the other items, our current accounting is appropriate. However, we will monitor those items and re-evaluate the accounting if their significance increases. We believe that appropriate people have been designated, and do conduct, the indicated reviews of submitted information. Closing checklists, discussed in item 1.1 above, will facilitate in documenting those reviews. Key accounts are always analyzed; however, where appropriate, and where they are significantly complex and material, we agree that the

Company should memorialize these matters and retain all applicable technical write-ups on file.

•                  Establish firm deadlines for completion and executive review of requisite accounting analyses and reconciliations, both at the corporate location and the subsidiaries prior to closing. Review and sign-off should be formally documented. Limit the number of post-closing or top-side entries.

1.13         Management Response, Action Plan and Timeline – All of these processes currently happen. We agree that the written evidence of these processes having been performed is not uniformly kept and should be; which we will address.

2)             Financial reporting and disclosures

Issue:  Historically, accounting matters of significance were at times identified and addressed during the quarterly review and annual audit process. The accuracy and completeness of the amounts and presentation in regulatory filings was often validated through these processes. Common areas that have required revisions to the prepared financial statements include the statements of cash flows and footnote disclosures regarding acquisitions, and proforma results, goodwill, IBNR, earnings per share computations, reportable segments, allowances, stock-based compensation and taxes.  These modifications are required since amounts and disclosures in the financial statements have not always been internally validated and reconciled prior to review by E&Y. Information derived from excel spreadsheets did not always reconcile to the general ledger or have not been updated for last or post-closing adjustments.

2.1          Management Response, Action Plan and Timeline –We agree that certain areas, especially those relating to new and complex transactions and accounting areas, presented challenges to the Company during the past year. These areas include dual-acquisition proforma presentation, segment reporting, interest rate swap transactions and debt modification, all of which were first time events that occurred in a compressed time frame and were highly complex in nature. We will apply the knowledge acquired to future situations. We have also enhanced staffing in our corporate finance function such that we will have adequate resources to perform technical research and accounting analyses in advance of the external audit and review process.

Recommendation:

To comply with Sarbanes Oxley 404, registrants must develop a robust system of internal controls over financial reporting such that management has the ability to prepare accurate financial statements that are in compliance with GAAP and SEC, independent of the external audit process.

We recommend the Company enhance the report preparation and the executive review process and implement additional controls to prevent or detect and correct misstatements in the financial statements and disclosures prior to the audit or quarterly reviews. Specifically:

•                  Hire a full-time director of SEC accounting and reporting to augment resources within the corporate finance and accounting function

2.2       Management Response, Action Plan and Timeline – We recognize that, though a significant additional cost, this would help to further improve the financial reporting function. In that regard, we have formally retained Ken Wong, though in his preferred independent contractor status; and will continue to evaluate and, where considered essential, recruit additional resources in this area.

•                  Develop a formal timeline and process to prepare and review all SEC filings (Form 10Ks and 10Qs).

2.3       Management Response, Action Plan and Timeline – We believe there is clarity among those responsible for drafting and reviewing of SEC filings, as to timeline and process, however agree that formalizing this in writing is important and we will incorporate such in the close process and closing checklists described in our responses at 1.1 and 1.7 above.

•                  Perform a detail review of the entire document to assure amounts and disclosures are accurate, complete and appropriate and that amounts in the basic financial statements and footnotes are consistent with disclosures in the MD&A. Ensure that the document has been properly updated for late or post closing entries.

2.4       Management Response, Action Plan and Timeline – We believe this goes unsaid and was done for all filings. However, given the great number of complexities in our recent filings, we recognize the importance of this recommendation and will make sure that this remains the process going forward.

•                  Prepare a formal tie out of the Form 10-K and 10-Q. The tie-out should be reviewed by a person senior to the preparer who has adequate knowledge of the organization and SEC accounting expertise to identify material incorrect or missing items.

2.5       Management Response, Action Plan and Timeline – We believe that the formal tie-out process occurred on all recent 10-K and 10-Q filings, but that additional reviews by knowledgeable personnel did not occur, and would have been helpful. We will incorporate these reviews into the process going forward.

3)             Accounting for Non-Routine and Complex Transactions

Issue:  Financial accounting and reporting for public companies is complex and continually changing with new accounting standards and SEC requirements and interpretations being promulgated at a rapid pace. The Company does not have adequate resources to proactively monitor these new and changing requirements, plan and prepare for the adoption of significant new accounting standards, and to identify and resolve, in a timely manner, the non-routine and complex accounting transactions, including conducting technical research, formulating its accounting positions and developing the requisite documentation. In the past, management has sought significant assistance from the audit firm in these matters. While working with the external audit firm in a proactive and consultative manner is a best practice and we welcome the continued opportunity to serve as a resource to the Company, auditor assistance should not supplant management’s role and responsibilities and should be provided under the appropriate protocols within the Sarbanes-Oxley framework. The following are some of the findings we noted in the accounting for non-routine or complex transactions:

•                  The Company entered into swap arrangements with the intent for hedge accounting but did not prepare contemporaneous documentation to support hedge treatment.

3.1       Management Response, Action Plan and Timeline – We agree with both the general preceding comment and the specific comment about the swap arrangements, which were new to the Company, highly complex and the timing of the transaction did not allow the Company advance time for research and preparation of the necessary accounting documentation. The Company was unprepared for this requirement on the first, June 2007, swap, but was prepared for this requirement by the time of the September 2007 swap transaction. The Company has also retained Cain Brothers to assist with structuring and accounting for swap transactions and will prepare contemporaneous documentation for any further swap transactions entered into.

•                  Preferred shares issued in the Alta acquisition were initially valued at the incorrect amounts; preferred dividends were not deducted from net income when computing earnings per share in the 2007 financials. The auditor identified the issue, determined the appropriate accounting and corrected the presentations in subsequent quarterly filings. Although the omission did not materially misstate the reported earnings per share for 2007 (the error understated the loss per share by approximately $0.04 per share or 3%) due to a significant impairment charge for the year, the error could have otherwise resulted in a material misstatement.

3.2       Management Response, Action Plan and Timeline – We agree and will increase efforts to perform advance technical research on matters likely to involve unusual or complex GAAP considerations.

•                  SFAS No. 141 and 142 analyses for purchase accounting and impairment assessment were not finalized until late in the audit.

3.3       Management Response, Action Plan and Timeline – In 2007, this was an area requiring complex and detailed analysis, necessitated by developments late in the Company’s fiscal year. We believe that the timing of completion of all of the required GAAP considerations, analyses, consultations and conclusions was commendable, under the circumstances.

•                  Significant modifications were made to the purchase accounting for ProMed and Alta, including numerous opening balance sheet adjustments for revenue and expense cutoff, valuation of stale payables, establishment of the proper tax balances and determining the deferred tax liabilities for basis differences on intangibles and capital assets. Significant adjustments were also made to the proforma financial statements in the Form 8-Ks before finalization.

3.4       Management Response, Action Plan and Timeline – We agree that these were complex areas, requiring the involvement of outside specialists. We will continue to seek that assistance in the future and, wherever possible, perform the necessary research and analysis as early in the process as possible.

•                  Analysis and proposed journal entries for debt modification were prepared by management subsequent to close and required multiple revisions from the auditor’s review.

3.5       Management Response, Action Plan and Timeline – This was a highly complex area. Knowledge gained in this area will be useful, should the Company encounters this situation in the future.

•                  The Company had not prepared an analysis on uncertain income tax positions for the adoption of FIN 48 which was required as of October 1, 2007.

3.6       Management Response, Action Plan and Timeline – We have conducted a preliminary assessment and concluded that the impact of FIN 48 did not have a material effect on our financial statements. We will complete and formalize this analysis by October 31, 2008.

Recommendation:  Errors in technical accounting for complex or non-routine matters are a common cause of material weaknesses and significant deficiencies. Many new and pending accounting standards require significant advance planning and preparation prior to adoption. We recommend that management implement the appropriate controls and secure additional resources to make sure that new agreements and transactions are reviewed for accounting implications before execution to avoid unintended accounting consequences, and that complex or non-routine accounting matters are identified, analyzed and documented to ensure they are properly recorded. The Company should institute a formal process for performing research on technical accounting matters, formulating the Company’s position and preparing technical memorandums of its analyses and conclusions.

3.7       Management Response, Action Plan and Timeline – The Company will include in its monthly close process and closing checklists, described in responses 1.1 and 1.7 above, specific steps to highlight complex or non-routine matters and new or pending accounting standards likely to require advance planning, preparation and analysis; and designate responsible and qualified finance personnel to complete and review each such area.

4)             Debt Covenant Compliance

Issue:  The Company was not in compliance with several financial and administrative debt covenants at September 30, 2007, December 31, 2007 and March 31, 2008 and the Company subsequently obtained waivers for these covenant violations from its lenders. The administrative violations could have been avoided had there been a formal checklist to monitor all required submissions, due dates and the personnel responsible for compiling and submitting these items.

Under the May 2008 amendment, the Company is subject to monthly measurement for compliance with its three financial covenants on a trailing twelve month basis. The covenant requirements are set to provide a small margin between projected and actual results at least for the near term. Since small variability in earnings can trigger a violation, accurate monthly interim financial reporting is critical as late or unexpected adjustments can alter the compliance results. We also noted that compliance calculations have not been updated to reflect final adjustments on a timely basis.

Recommendation:  We recommend management develop a formal checklist to monitor all covenant status and performance obligations and designate a person to ensure that all reporting and submission obligations are met. Evidence of submission should be retained. The responsible personnel should formally sign-off on the checklist to indicate that the requirement has been met.

In light of the recorded and passed differences from prior audits and quarterly reviews, we recommend that the Company strengthen its interim financial reporting to ensure that revenues and expense are reported in the proper month so that management can accurately monitor its compliance status. Passed differences should also be considered when evaluating compliance results.

4.1       Management Response, Action Plan and Timeline – We agree that, while the more significant covenant violations stemming from the restatement adjustments and related delays could not have been avoided, the minor administrative violations could have been avoided. A formal checklist of such administrative requirements and deliverables has been developed and put in place. The financial covenant calculations are, and have always been, very closely monitored. We will continue to pay close attention to both the financial and administrative covenants required by our credit agreements.

OTHER DEFICIENCIES AND SUGGESTIONS FOR IMPROVEMENTS

We also noted the following matters  involving internal control over financial reporting and its operations that we consider to be deficiencies as defined above as of September 30, 2007 and through the date of this letter (items 5 through 15).

ENTITY: PROSPECT MEDICAL HOLDINGS

5)             Options Grants Approval Process

Issue: In the board meeting held on May 30, 2007, the board of directors (BOD) approved 126,400 shares to be issued to employees. However, we noted that 129,805 shares were actually issued. The difference related to 9 employees as a result of changes made to the list of employee grants subsequent to approval by the Board. Under SFAS 123R, the grant date is the date of approval by the appropriate authority, and since the additional shares were not approved by the BOD as of May 30, 2007, they were not deemed to be granted for accounting purposes until they were subsequently approved in the November 2007 BOD meeting. Since the 3,405 share difference was minor, it did not significantly affect the SFAS 123R stock-based compensation expense as reported.

Recommendation: We recommend that proper controls be put in place to ensure that options are properly approved and authorized before being granted to employees. The Company should adopt a clear policy on the option grant authorization and approval process and ensure the policy is being followed properly.

5.1       Management Response, Action Plan and Timeline – We agree. Notwithstanding the minor amounts involved, we recognize that this is a highly controversial area and devoted considerable research to determining the cause of these minor discrepancies. Although this is the only time in the Company’s history that a discrepancy has ever occurred, we will be highly vigilant in our attempts to ensure that it does not repeat.

6)             Accounting for Investment in Subsidiaries

Issue: The Company acquired ProMed and Alta in 2007. The Company eliminated the net tangible assets acquired (i.e. the equity balance) in these entities on the opening balance sheet via an inter-company account and only records the post-acquisition earnings in the equity accounts of the subsidiaries. This form of accounting does not differentiate true inter-company transactions and the accounting for investment in subsidiary.

Recommendation:  We recommend that the Company account for its subsidiaries via an investment in subsidiary account, separate from the intercompany account such that the inter-company account only reflects the true transactions between the subsidiaries and the parent.

6.1       Management Response, Action Plan and Timeline – We agree that this additional break-out of information might be helpful in the future and will do as recommended.

7)             Fair Value of Interest Rate Swaps

Issue:  We noted differences between the fair value of the interest rate swaps determined independently by the Company’s consultant – Cain Brothers and the Company’s counterparty - Bank of America.  The Company uses the fair value per Bank of America to record the value of the swaps on its general ledger and the fair value of the swaps per Cain Brothers to perform the hedge effectiveness and measurement calculations in each reporting period.

Recommendation:  We recommend management investigate the reasons for differences in fair values of the swaps as determined by Cain Brothers and Bank of America. Management should monitor the differences to ensure they do not become significant.

7.1       Management Response, Action Plan and Timeline – There were practical reasons why we had to use the information from those separate sources, but completely agree with the recommendation, which we will complete by September 30, 2008.

8)             Risk Pool Matrix

Issue:  The Company estimates risk pool receivable / payable based on contract provisions with the HMO and the hospitals as well as the most recent risk pool status information reported by the payors. In past years, the Company had maintained a detailed account of the risk pool activities to facilitate the risk pool receivable / payable analysis. It also maintains a risk pool contract matrix to show all the relevant contract terms - name of the health plan and program (senior, commercial, POS), settlement year, risk-share percentages, most recent settlement (interim or final) and whether Prospect has liability for deficits. The risk pool matrix helps the management to determine the completeness of the risk pool receivable and to ensure that all the terms and conditions of the contracts have been considered while determining the risk pool receivable / payable. During the 2007 audit, we noted that the Company has not maintained a risk pool contract matrix and was not able to verify the completeness and accuracy of the risk pool receivable as recorded.

Recommendation:  The Company should update the risk pool matrix on a current basis when a new contract or an amendment is executed with the HMO or hospital.  Management should use the contract matrix to determine if the accounting for risk share receivables and payables is appropriate.

8.1       Management Response, Action Plan and Timeline – Given our large number of IPAs, health plan contracts and partner hospitals, together with the fact that risk pool record keeping is generally not maintained by us, this is a very time consuming and low benefit exercise given the amount of potential settlements we currently receive. Prior to the death of our former controller in August 2007, we undertook this exercise, given her great familiarity with the subject, considerable talent and work output. However, given that recent settlements have not been significant and to reduce the variability inherent in the estimation process, we have concluded that risk pool receivables should be recorded when we have reliable external information (subsequent cash receipts, formal communication from the record-keeper, etc.). We will reassess this accounting policy if facts and circumstances change in the future. We believe that the Company does have the ability to verify the completeness and accuracy of the risk pool receivable. Notwithstanding the foregoing, and largely to support IPA operations, we have hired a full time senior risk pool analyst to assist in our risk pool initiatives, a by-product of which will be production of the recommended risk pool analyses and matrices.

9)             Check Authorization (Greater than $5,000)

Issue:  During our review of checks greater than $5,000 which requires two signatures, we noted one exception with check #18839 for $15,225 to Coastal Health Solutions, Inc. We noted only one signature on the check; however, we did verify that the check was properly paid at the correct amount. Additionally, during our outstanding checks testing, we noted two checks (check #10771 for $17,125.20 and check #731 for $7,377.04) each greater than $5,000 but only authorized by one person.

Recommendation:  The Company should ensure that all checks above the required threshold be properly reviewed and authorized by designated personnel in accordance with its stated policy. Internal Audit should conduct periodic test to ensure that the control is operating as designed.

9.1       Management Response, Action Plan and Timeline – We recognize that, given the very high volume of such checks, those requiring second signatures have, in rare circumstances, been mailed out with only one signature. We will increase vigilance in the areas of Finance holding all of these checks and Mail Room reviewing all of these checks for the requisite signatures before mailing. We will also request that Internal Audit conduct periodic tests and, if exceptions are noted, evaluate the causes and appropriate procedural improvements.

10)      Accounts Payable – Invoice Register Sign Offs

Issue:  To mitigate the risk that invoices are not recorded in the proper period, the Company has identified the following key control – “A/P invoice register is reviewed and signed off prior to posting by the appropriate finance authority to ensure that all invoices are posted to the proper period and coded correctly.” During our internal control testing, we noted that not all invoice registers were signed off by finance personnel to evidence that a review occurred.

Recommendation:  We recommend that management ensure that the finance department reviews and signs off on the invoice register before posting it to the general ledger system in accordance with the stated policy.

10.1   Management Response, Action Plan and Timeline – We agree with your recommendation, and will ensure that the stated policy is consistently followed.

11)      Accounts Receivable Allowance Analysis

Issue:  On a quarterly basis, consistent with the prior year, the Company estimates its allowance for doubtful accounts for fee for service receivables using established collection percentages for each accounts receivable aging category i.e. current at 75%, 31 to 60 days at 60%, 61 to 90 days at 60%, 91 to 120 days at 60%, and over 120 days at 15%.  During the 2007 audit, we noted that as compared to fiscal year 2006, the gross accounts receivable balance has increased in the older age buckets. These collection percentages have not been periodically updated to ensure they reflect current experience. The samples we selected primarily in the 120+ bucket were not collected subsequent to year end.  We also noted $69,000 in receivables greater than one year old that should have been reserved for under management’s policy but was not.

Recommendation:  We recommend that the Company periodically update the historical collection rates by aging category based on current experience. The Company should also perform an annual hindsight analysis to support the collectibility of fee for service receivables and adjust the model accordingly.

11.1    Management Response, Action Plan and Timeline – Fee for service receivables have historically related only to the Antelope Valley operation and have been immaterial. Given that immateriality and the high volume of small dollar amounts, the Company developed an estimation approach, consistently followed, which years of hindsight experience has indicated was reasonable. The Antelope Valley operation was sold effective August 1, 2008 and, as such, there will not be a need to re-evaluate the receivables valuation approach for that operation.

ENTITY: ALTA HEALTHCARE SYSTEMS

12)      Post Closing Entries and Account Reconciliations

Issue:  There were several post closing adjustments proposed and recorded by the Company as a result of unreconciled or incompletely reconciled accounts.  For example, the Company included intangible assets related to a proposed acquisition from 2006 on its balance sheet that should have been written off,  included a liability for a terminated health plan from 2003 that should have been relieved and several invoices from the former auditors were improperly not accrued as of the acquisition date.  Additionally, the patient days the Company included in the Medicare DSH calculation for Van Nuys were incorrect resulting in an understatement of third party receivables of approximately $433,000 as of March 31, 2008.

Recommendation:  We recommend that management thoroughly review all balance sheet account reconciliations monthly or at least quarterly and challenge the need for all non-routine accruals as part of the quarterly closing process. Management should implement controls to make sure the adjustments are recorded timely and in the appropriate accounting period so as not to distort interim operational results.

12.1   Management Response, Action Plan and Timeline – As it relates to financial reporting, we believe that Alta has largely completed its transformation from that of a private company, to being a large part of a public reporting entity, with much greater rigor around timely, monthly account reconciliations, analyses and financial statement preparation. Also, since September 30, 2007, Alta has hired two additional accountants, with specific responsibilities in these areas.

Regarding the recording of Medicare DSH entitlement amounts, we believe that Alta has made significant improvements in the estimation process, including hiring a highly experienced Vice President of Reimbursement and replacement of the prior Chief Financial Officer, who had limited knowledge of this area, with someone who has significant knowledge and experience in this area.

13)      Patient Refunds

Issue:  During our audit procedures relating to patient refunds, we noted that the Company had accrued for certain patient refunds in both the accrued liabilities and accounts payable accounts as of the opening balance sheet resulting in an overstatement of the patient refunds accrual by approximately $458,000 at August 8, 2007.

Recommendation:  We recommend the Company review each of its account reconciliations on a timely basis to ensure the amounts reflected on the trial balance are appropriate.  Furthermore, the Company should perform a detailed analysis of patient refunds outstanding in both the accrued liabilities and accounts payable accounts to assure amounts are appropriate and not recorded in duplicate.

13.1   Management Response, Action Plan and Timeline – Management has now completed a complete balance sheet review, for all accounts, including patient refunds at all four facilities. This review had earlier uncovered and corrected the issue described above, which was determined to relate to pre-acquisition periods. As such, we have now fully implemented what we believe is an effective process to reconcile to appropriate supporting records, identify all patient refund obligations and refund these credit balances in a timely manner.

ENTITY: PROMED ENTITIES

14)      Insured Services

Issue:   Insured services are medical procedures that by contract are fully reimbursable from the HMOs (e.g. mammograms). The IPAs pay for the procedures and submit the encounter information to the payors after the fact for reimbursement. Insured services average approximately $500,000 to $600,000 per quarter for ProMed. ProMed has historically accounted for these recoveries on the cash basis. Since the reimbursements are routine, recurring, and can be reliably estimated based on historical experience, the recoveries should be accounted for on the accrual basis.

Recommendation:  We recommend that the Company should develop a process to estimate the amount of reimbursement for insured services when the services are incurred and record the appropriate receivable amount on the accrual basis.

14.1   Management Response, Action Plan and Timeline – We have begun to record the receivables on the accrual basis following E&Y’s Q3 08 conclusion in this area.

15)      Stop Loss Accrual

Issue:  ProMed historically accounts for stop-loss recoveries on the cash basis and began converting to the accrual basis after the June 2007 acquisition date. However, the Company still reported significant additional recoveries under its stop-loss policy beyond its initial estimates that are recorded in periods subsequent to the original incident date. In the second and third quarter of 2008, the Company recorded additional recoveries of approximately $300,000 and $500,000, respectively for claims incurred in the calendar 2007 policy year. As such, the Company effectively accounts for these recoveries on a modified cash basis.

Recommendation:  We recommend the Company develop a process to more reliably estimate stop-loss recoveries which should be accrued in the period when the initial service was rendered. In addition to determining recoveries based on claims paid, management should also review claims received but not paid and evaluate significant unbilled claims known to management to determine if additional recoveries should be recorded.

15.1   Management Response, Action Plan and Timeline – Estimating stop-loss receivables is complicated by the fact that the stop loss policies, unlike the insured services discussed above, are on a calendar year basis, with deductibles not met until later in the year, making interim estimation less reliable. Additionally, DOFR changes from year to year impact estimates. Most importantly, the Company, based on updated stop loss premium rate quotes received, recently significantly lowered the areas of stop loss coverage (removing high dollar items related to oncology, drugs and services) such that future recoveries (commensurate with future premiums) are expected to be significantly lower. We will nonetheless continue to monitor the impact and variability between a modified cash basis and an accrual basis in this area.

***************************************************************************

This letter is intended solely for the information and use of the audit committee, board of directors, management and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

We would be pleased to discuss the above matters or to respond to any questions, at your convenience.

May 28, 2008

Attachment A – Material Weakness Letter

Audit Committee and Management

Prospect Medical Holdings, Inc.

1920 East 17th Street, Suite 200

Santa Ana, CA 92705

In planning and performing our audit of the consolidated financial statements of Prospect Medical Holdings, Inc. (the Company) for the year ended September 30, 2007, we noted its internal control to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be material weaknesses (and significant deficiencies) under standards established by the Public Company Accounting Oversight Board (United States).

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weaknesses

During our audit, we noted the following matters involving internal control over financial reporting and its operation that we consider to be material weaknesses as defined above.

Shortly after the August 8, 2007 acquisition of Alta Hospitals System, LLC (“Alta”), it was determined that there were certain material errors in Alta’s previously issued financial statements for its fiscal year ended December 31, 2006 and the Corporate financial review process, and that material adjustments needed to be made to Alta’s interim financial statements as of and for the six months ended June 30, 2007. The material weaknesses noted were in the areas of recording reimbursements due from third-party payors related to open cost report years; accounting for receivables from government disproportionate share programs; and valuation of general hospital accounts receivable balances.  In addition, these material weaknesses had not been fully remediated as of September 30, 2007.

These areas involve complex accounting considerations and require significant knowledge and experience in hospital financial reporting and reimbursement. At September 30, 2007, Alta did not have the necessary finance personnel with specific expertise in these complex areas to evaluate all appropriate data and accounting considerations related to these areas, and knowledgeable personnel capable of overseeing and evaluating work performed by outside consultants working on Alta’s behalf. These deficiencies resulted in errors in the preparation and review of Alta’s financial statements and related disclosures and resulted in the restatements to Alta’s financial statements for the year ended December

31, 2006 and in adjustments to Alta’s interim financial statements as of and for the six months ended June 30, 2007.

As a result of the acquisitions completed in 2007, the Company has also undergone significant changes in its corporate and financial reporting structure. It now has a multi-location, multi-tier reporting and consolidation process with decentralized accounting functions at each of its three reporting units. The changes significantly taxed the Company’s existing finance and accounting resources. These changes, along with the deficiencies relating to Alta as discussed above, resulted in a difficult closing and consolidation process and contributed in part to the Company’s inability to make timely filings of its Form 10-K for the year ended September 30, 2007 and Form 10-Q for the quarters ended December 31, 2007 and March 31, 2008.

The Company has developed an action plan and is taking steps to remediate these weaknesses as outlined it Item 9A in the Form 10-K for the year ended September 30, 2007. In addition to those steps, we recommend that management expand its corporate financial accounting and reporting team, including the hiring of additional personnel with advanced public company accounting and reporting experience. In addition, we recommend that the Company hire an internal audit director to oversee the Sarbanes Oxley Section 404 implementation. Under current regulations, the Company will be required to provide a management report on internal control over financial reporting as of September 30, 2008 and provide an independent auditor opinion on the effectiveness of internal control over financial reporting as of September 30, 2009.

This report is intended solely for the information and use of the audit committee, board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

We would be pleased to discuss the above matters or to respond to any questions, at your convenience.

May 28, 2008

			SCHEDULE 2
PROSPECT MEDICAL HOLDINGS, INC.			MATERIAL WEAKNESSES
SUPPLEMENTAL INFORMATION - MATERIAL WEAKNESSES NOTED			(ITEMS > $100,000)
(IN RESPONSE TO ITEM 2 OF SEC LETTER DATED SEPTEMBER 9, 2008)

PERIOD	AMOUNT	(1) NATURE AND DESCRIPTION OF ERROR
IMPACTED	OF ERROR	(2) REASONS FOR EACH ERROR	STEPS TAKEN TO CORRECT EACH CONCERN

FYE 12/31/06	(1,509,510)

(1)        Decrease in revenue and related receivable recorded for MediCal Disproportionate Share (DSH) Program

(2)        Lack of senior finance personnel with sufficient hospital reporting and reimbursement knowledge and experience

(1)   Hired Chief Financial Officer with significant and relevant experience in hospital finance and financial reporting, including MediCal DSH reporting and 3rd Party (Medicare) reporting

(2)   Hired Chief Accounting Officer with  significant and relevant experience in hospital finance and financial reporting, including MediCal, Medicare and general hospital revenue and receivables reporting and recording

(3)   Hired Vice President of Government Programs with significant experience and expertise in (healthcare program) reimbursement

(4)   Strengthened Finance department and monthly financial statement close process, consistent with new status as part of a public reporting entity

(5)   Developed appropriate, reliable model for estimating hospital receivables

FYE 12/31/06	(2,500,000)

(1)        Decrease in revenue and related receivable recorded for 3rd Party (Medicare) Settlements

(2)        Lack of senior finance personnel with sufficient hospital reporting and reimbursement knowledge and experience

FYE 12/31/06	(123,458)	(1) Increase in accounts payable balance and related expense (2) Improper/insufficient analysis by prior finance personnel

P/E 6/30/07	(1,175,023)

(1)        Decrease in revenue and related receivable recorded for MediCal Disproportionate Share (DSH) Program

(2)        Lack of senior finance personnel with sufficient hospital reporting and reimbursement knowledge and experience

P/E 6/30/07	(3,999,617)

(1)        Decrease in revenue and related receivable recorded for 3rd Party (Medicare) Settlements

(2)        Lack of senior finance personnel with sufficient hospital reporting and reimbursement knowledge and experience

P/E 6/30/07	(3,700,000)

(1)        Decrease in general hospital accounts receivable and related revenue

(2)        Lack of key finance personnel with sufficient hospital reporting knowledge and experience, including development of an appropriate, reliable model for estimating hospital receivables

Notes:

Amounts in parentheses represent decreases to pre-tax income.

All amounts relate to (pre-acquisition) financial statements of Alta Hospitals System, LLC

SCHEDULE 3
PROSPECT MEDICAL HOLDINGS, INC.			QUARTER-END ADJUSTMENTS - Q4 07 (9/30/07)
SUPPLEMENTAL INFORMATION REGARDING QUARTER-END ADJUSTMENTS - Q4 07			(ITEMS > $100,000)
(IN RESPONSE TO ITEM 3 OF SEC LETTER DATED SEPTEMBER 9, 2008)

AMOUNT OF ADJUSTMENT (PRE-TAX)	REASON FOR ADJUSTMENT	WHY ADJUSTMENT N/A TO PRIOR PERIOD	WHY TIMING OF ADJUSTMENT IS APPROPRIATE

Alta Items:

(346,724)	AJE - Decrease in revenue and related receivable recorded for 3rd Party (Medicare) Settlements	No related information in existence in prior period. Item recorded once information became available, consistent with standard hospital financial reporting.	Item recorded once information became available, consistent with standard hospital financial reporting

(406,553)	AJE - Reverse entry recorded to adjust (Team Physicians) liability in 9/30/07 P&L, since liability should have been adjusted via (8/8/07) purchase accounting	Adjustment corrects incorrect entry made, with both the incorrect and correcting entries being made in the same period. No impact on any other quarter.	Both correcting entry and original incorrect entry recorded in the same period. No impact on any other quarter.

ProMed Item:

(294,697)	AJE - Purchase accounting entry to correctly reflect pre-acquisition capitation revenue as a pre-acquisition receivable	Adjustment made this quarter and corrects incorrect entry made this quarter. No impact on any other quarter	Adjustment made this quarter and corrects incorrect entry made this quarter. No impact on any other quarter

Prospect Items:

(150,044)	CJE - Adjustment to miscellaneous accounts receivable recorded in connection with normal quarter-end evaluation of miscellaneous accounts receivable collectibility	Similar evaluations and appropriate adjustments made at each quarter end. This quarter’s adjustment relates specifically to this quarter-end’s collectibility evaluation	Similar evaluations and appropriate adjustments made at each quarter end. This quarter’s adjustment relates specifically to this quarter-end’s collectibility evaluation

(38,694,196)	CJE - Record impairment of goodwill and identifiable intangibles at legacy Prospect operation based on current quarter developments and external valuation study	Impairment indicators (membership declines, expense increases) arose during the current quarter	Impairment indicators (membership declines, expense increases) arose during the current quarter

784,727	AJE - To record mark-to-market adjustment in value of interest rate swap arrangements during the quarter, including adjusting to valuations determined by Bank of America (swap counter-party)	Change in value relates to current quarter	Change in value relates to current quarter

(248,415)

CJE - To adjust amortization expense (related to identifiable intangibles) initially based on preliminary purchase price allocations and useful lives, to reflect amortization expense using final purchase price allocations and useful lives per final valuation studies from independent firm

Relates to amortizable assets from Alta acquisition ($154.9 million, acquired 8/8/07) and ProMed acquisition ($48.4 milliion, acquired 6/1/07). Adjustment represents only that amount pertaining to the current quarter and nothing related to any other quarters

Adjustment represents only that amount pertaining to the current quarter and nothing related to any other quarters

660,000	AJE - Reclass of certain costs associated with interest rate swap entered into on 9/5/07, which had previously been expensed by the Company, to deferred finance costs.	Activity to which the adjustment relates occurred in the current quarter	Activity to which the adjustment relates occurred in the current quarter

(38,695,902)	TOTAL OF ABOVE ADJUSTMENTS

Notes:

Amounts in parentheses represent decreases to pre-tax income.

AJE = Audit Journal Entry

CJE = Client/Company Journal Entry

SCHEDULE 3
PROSPECT MEDICAL HOLDINGS, INC.		QUARTER-END ADJUSTMENTS - Q1 08 (12/31/07)
SUPPLEMENTAL INFORMATION REGARDING QUARTER-END ADJUSTMENTS - Q1 08		(ITEMS > $100,000)
(IN RESPONSE TO ITEM 3 OF SEC LETTER DATED SEPTEMBER 9, 2008)

AMOUNT OF ADJUSTMENT (PRE-TAX)	REASON FOR ADJUSTMENT	WHY ADJUSTMENT N/A TO PRIOR PERIOD	WHY TIMING OF ADJUSTMENT IS APPROPRIATE

Alta Items:	None

ProMed Items:	None

Prospect Items:

258,049

AJE - Company retained investment bankers (Cain Brothers) to assist with structuring interest rate swap transactions and future accounting for such swaps. Company initially booked mark-to-market fluctuation in value of the swaps using Cain Brothers model. Bank of America has its own model for estimating this. E&Y determined that the Bank of America model should be used, since they are the contractual counter party to the swap agreements. This adjustment is to change from Cain Brothers valuation to the B of A valuation

		All of the adjustment relates to this quarter; none relates to any prior quarter	All of the adjustment relates to this quarter; none relates to any prior quarter

(214,675)

CJE - To adjust amortization expense related to identifiable intangibles initially based on preliminary purchase price allocations and useful lives, to reflect amortization expense using final purchase price allocations and useful lives per final valuation studies from independent firm

		Adjustment represents only that amount pertaining to the current quarter and nothing related to any other quarters	Adjustment represents only that amount pertaining to the current quarter and nothing related to any other quarters

188,784

CJE - To reverse amortization of identifiable intangibles initially recorded, following determination that such intangibles should be written down at 9/30/07 - per final studies from independent valuation firm

		All of the adjustment relates to this quarter; none relates to any prior quarter	All of the adjustment relates to this quarter; none relates to any prior quarter

2,879,230	AJE - To adjust interest rate swaps market value from 10/1/07 to 11/5/07 (date initially determined for when hedge effectiveness achieved) and adjust from Cain Brothers valuation to B of A valuation	All of the adjustment relates to this quarter; none relates to any prior quarter	All of the adjustment relates to this quarter; no ne relates to any prior quarter

(631,332)

AJE - Company and Cain Brothers believed that interest rate swap should be accounted for as a hedge, effective 11/5/07 and, as such, change in market value after that date would go to the balance sheet, not the P&L, and recorded it as such. E&Y concluded that the hedge effectiveness date should be 12/31/07 and, as such, the change in market value through 12/31/07 should go to the P&L. This adjustment is to reflect that change in the P&L.

		All of the adjustment relates to this quarter; none relates to any prior quarter	All of the adjustment relates to this quarter; none relates to any prior quarter

2,480,056	TOTAL OF ABOVE ADJUSTMENTS

Notes:

Amounts in parentheses represent decreases to pre-tax income.

AJE = Audit Journal Entry

CJE = Client/Company Journal Entry

SCHEDULE 3
PROSPECT MEDICAL HOLDINGS, INC.			QUARTER-END ADJUSTMENTS - Q2 08 (3/31/08)
SUPPLEMENTAL INFORMATION REGARDING QUARTER-END ADJUSTMENTS - Q2 08			(ITEMS > $100,000)
(IN RESPONSE TO ITEM 3 OF SEC LETTER DATED SEPTEMBER 9, 2008)

AMOUNT OF ADJUSTMENT (PRE-TAX)	REASON FOR ADJUSTMENT	WHY ADJUSTMENT N/A TO PRIOR PERIOD	WHY TIMING OF ADJUSTMENT IS APPROPRIATE

Alta Items:	None

ProMed Items:	None

Prospect Items:	None

0	TOTAL OF ABOVE ADJUSTMENTS

Notes:

Amounts in parentheses represent decreases to pre-tax income.

AJE = Audit Journal Entry

CJE = Client/Company Journal Entry

SCHEDULE 3
PROSPECT MEDICAL HOLDINGS, INC.			QUARTER-END ADJUSTMENTS - Q3 08 (6/30/08)
SUPPLEMENTAL INFORMATION REGARDING QUARTER-END ADJUSTMENTS - Q3 08			(ITEMS > $100,000)
(IN RESPONSE TO ITEM 3 OF SEC LETTER DATED SEPTEMBER 9, 2008)

AMOUNT OF ADJUSTMENT (PRE-TAX)	REASON FOR ADJUSTMENT	WHY ADJUSTMENT N/A TO PRIOR PERIOD	WHY TIMING OF ADJUSTMENT IS APPROPRIATE

Alta Items:	None

ProMed Items:	None

Prospect Items:

(7,291,157)

CJE - Effective 5/15/08, the terms of the Company’s Credit Agreements were changed to provide for, among other things, higher interest rates on the related debt. The changes to the future present values of the payments were such that, for accounting purposes, the original debt was considered extinguished (requiring write-off of all previously capitalized deferred financing costs) and the debt under the amended Credit Agreements was considered as new debt (requiring capitalization of appropriate debt issuance costs). This adjustment is to write off the unamortized portion of previously capitalized deferred financing costs

		All of the adjustment relates to this quarter; none relates to any prior quarter	All of the adjustment relates to this quarter; none relates to any prior quarter

1,687,472	AJE - To adjust loss on debt extinguishment entry (above) based on auditor’s review of Company’s initial computations.	All of the adjustment relates to this quarter; none relates to any prior quarter	All of the adjustment relates to this quarter; none relates to any prior quarter

(271,773)	CJE - To record amortization of interest rate swap amount, previously included in Other Comprehensive Income within equity, over the term of the new debt, following extinguishment of old debt.	All of the adjustment relates to this quarter; none relates to any prior quarter	All of the adjustment relates to this quarter; none relates to any prior quarter

818,745

AJE - Based on modified terms of the Company’s debt, it was determined that the Company’s interest rate swaps would no longer qualify for hedge accounting treatment. Company’s initial accounting for such originally assumed that this became the case effective 4/10/08. However, based on Company’s election to discontinue hedge accounting effective 4/1/08 (the first day of Q3 08), the computation of the effective date should have been 10 days earlier. This entry is to correctly reflect the impact during that 10 day period

		All of the adjustment relates to this quarter; none relates to any prior quarter	All of the adjustment relates to this quarter; none relates to any prior quarter

(5,056,713)	TOTAL OF ABOVE ADJUSTMENTS

Notes:

Amounts in parentheses represent decreases to pre-tax income.

AJE = Audit Journal Entry

CJE = Client/Company Journal Entry